SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On October 20, 2014, the Board of Directors of Wix.com Ltd. (the “Company”) elected Ms. Erika Rottenberg as a Class I director of the Company.

Biographical information concerning Erika Rottenberg is set forth below:

Erika Rottenberg has joined our Board of Directors in October 2014. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet. Prior to LinkedIn, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008, and served as a consultant to SumTotal through December 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company. Ms. Rottenberg was also an attorney with the Silicon Valley-based law firm of Cooley LLP and, prior to law school, was a school teacher in Anchorage, Alaska. Ms. Rottenberg serves on the board of directors of the Girl Scouts of Northern California and the Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley's Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2014	WIX.COM LTD.

	By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & Legal Counsel